UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: January 22, 2010
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055
_____

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Appointment of Director; Compensatory Arrangement of Certain Officers

On January 22, 2010, pursuant to the Registrant's bylaws, the Registrant's Board of Directors appointed Mr. Robert Martinez as a director to the Company.

Mr. Martinez (63) is a metallurgical engineer with over 35 years of experience in the mining and exploration industry. Since May 2005, Mr. Martinez has been an independent mine management and metallurgical consultant. In addition, from May 2005 until September 2008, Mr. Martinez was a member of the Board of Directors of Metallica Resources Inc., and from August 2005 until May 2009, he was a member of the Board of Directors of Zacoro Metals. From August 1988 until December 2004, Mr. Martinez held various management and executive positions at NYSE-listed Coeur d'Alene Mines Corporation including serving as Vice President and General Manager of the Rochester Mine, Vice President of Engineering and Operations, Senior Vice President of Operations, and President and Chief Operating Officer. He holds a B.S. in Metallurgical Engineering from the University of Arizona and has completed graduate work in business at Western New Mexico University and Dartmouth College.

Mr. Martinez is not related by blood or marriage to any of the Company's directors or executive officers or any persons nominated by the Company to become directors or executive officers. In the last fiscal year, the Company has not engaged in any transaction in which Mr. Martinez or a person related to Mr. Martinez had a direct or indirect material interest. To the Company's knowledge, there is no arrangement or understanding between any of our officers and directors and Mr. Martinez pursuant to which he was selected to serve as a director.

Item 7.01 Regulation FD Disclosure.

On January 26, 2010, Timberline Resources Corporation (the "Company") issued a press release entitled "Robert Martinez Joins Timberline Board of Directors" A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.   Description
99.1*   Press Release of Timberline Resources Corporation dated January 26, 2010.

   * - Furnished to, not filed with, the Commission pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        TIMBERLINE RESOURCES CORPORATION

                              By: /s/ Randal Hardy
Date: January 26, 2010   Randal Hardy
                                     Chief Executive Officer, Chief Financial Officer
                                     and Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated January 26, 2010.

Exhibit 99.1

PRESS RELEASE



Robert Martinez Joins Timberline Board of Directors

January 26, 2010 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR)** ("Timberline") is pleased to announce that Robert Martinez has joined its Board of Directors, effective January 22, 2010. Mr. Martinez has over 35 years of experience in the mining and exploration industry, including sixteen years in senior management positions at NYSE-listed Coeur d'Alene Mines Corporation.

Paul Dircksen, Timberline's Executive Chairman, commented, "Bob Martinez brings a broad range of development and production experience and an extensive knowledge of global mining and milling operations to our Board. We look forward to Bob's guidance and input as we advance our Butte Highlands Gold Project toward production and as we evaluate other similar opportunities."

Mr. Martinez has served on the Board of Directors of Metallica Resources Inc. and Zacoro Metals and has been self-employed as an operations and management consultant for the last 5 years. Previously, Mr. Martinez was the President and Chief Operating Officer of Coeur d'Alene Mines where he was responsible for global operations in North and South America, Australia, and New Zealand. Prior to that, he served as General Manager at two mines in Nevada and Mill Foreman and Metallurgical Engineer for Phelps-Dodge and AMAX. Mr. Martinez holds a Bachelor of Science degree in metallurgical engineering from the University of Arizona and has participated in executive management programs at Western New Mexico University and the Tuck School at Dartmouth College.

More company information and updated photos from the Butte Highlands Gold Project may be viewed on the Timberline web site at www.timberline-resources.com.

Timberline Resources Corporation is a diversified gold company comprised of three complementary business units: an underground mine with upcoming gold production, exploration, and drilling services. Its unique, vertically-integrated business model provides investors exposure to gold production, the "blue sky" potential of exploration, and the "picks and shovels" aspect of the mining industry. Timberline has contract core drilling subsidiaries in the western United States and Mexico and an exploration division focused on district-scale gold projects with the potential for near-term, low-cost development. The Company has formed a 50/50 joint venture with Highland Mining, LLC, an affiliate of Small Mine Development, LLC, at its Butte Highlands Gold Project where development commenced in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Contact Information:
Randal Hardy, CEO
Phone: 208.664.4859